December 6, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Nixplay Inc.
Amendment No. 1 Offering Statement on Form 1-A Filed November 17, 2022
File No. 024-12011

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated December 2, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of Nixplay, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A filed November 17, 2022

General

1.	In light of your response to prior comment 7, please consider whether there is a material risk that you may lose the Regulation A exemption at some point during the course of this offering if your officers and directors fail to continue to primarily direct, control, and coordinate your activities from the United States. For example, we note, among other facts and circumstances, that the US working visa of your CEO is set to expire in August 2023, your CEO currently appears to split his time between the US and the UK, your CFO does not currently have a US working visa, and none of the current working visas enable the officers and directors to directly work for you. If you believe these facts and circumstances make the risk of losing the Regulation A exemption at some point during the course of the offering a material risk to the offering, please add an appropriate risk factor that describes this requirement of the Regulation A exemption and the facts and circumstances that are material in determining the likelihood of whether your principal place of business will remain in the US during the course of the entire offering.

In response to the Staff’s comment, the Company has added a risk factor to the “Risk Factors” section of the Offering Circular discussing the risk to the Company of losing the Regulation A exemption at some point during the course of the offering as a result of not meeting the “principal place of business” requirement of the Regulation A exemption, which includes a discussion of the facts and circumstances that are material in determining the likelihood of whether the Company’s “principal place of business” will remain in the US during the offering.

Thank you again for the opportunity to respond to your questions to the offering statement of Nixplay, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Mark Palfreeman

Chief Executive Officer of Nixplay, Inc.